AUREUS, INC.

One Glenlake Parkway, #650

Atlanta, Georgia  30328

T: (404) 885-6045

May 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	AUREUS, INC.
CIK: 0001624517
Amendment Withdrawal (Form AW WD)
Form AW
File No: 024-11008
SEC Accession No. 0001683168-21-001771
Filing Date: 2021-05-05

Ladies and Gentlemen:

We respectfully request the immediate withdrawal of the above-captioned Form AW filed by Aureus, Inc., a Nevada corporation (the “Company”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 5, 2021.

Our request to withdraw the Company’s Post-Qualification Amendment to Form 1-A (File No: 024-11008) was inadvertently filed on Form AW. We have properly filed the withdrawal request on Form 1-A-W on May 5, 2021.

Please forward copies of the order consenting to the withdrawal of the Form AW to the undersigned via email at everettmdickson@gmail.com, with a copy to the Company’s securities counsel, Philip Magri, at pmagri@magrilaw.com.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Mr. Magri at (954) 303-8027.

Very truly yours,

AUREUS, INC.

By: /s/ Everett M. Dickson
Name: Everett M. Dickson
Title: Chief Executive Officer